

August 4, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Bank of Montreal
          Issuer CIK: 0000927971
          Issuer File Number: 333-285508/001-13354
          Form Type: 8-A12B
          Filing Date: August 4, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of MicroSectors 3x Long
Semiconductor (SMH) ETNs and MicroSectors -3x Short Semiconductor (SMH) ETNs under the
Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications